Exhibit 4.1

CERTIFICATE OF DETERMINATION

of

SERIES F CONVERTIBLE PREFERRED STOCK

of

LA JOLLA PHARMACEUTICAL COMPANY

Pursuant to Section 401 of the

California General Corporation Law

The undersigned, being the President and Secretary of La Jolla Pharmaceutical Company (the “Corporation”), a corporation organized and existing under the laws of the State of California, in accordance with the provisions of 401 of the California General Corporation Law (“CGCL”), does hereby certify that:

1. The Corporation hereby designates 10,000 shares of Series F Convertible Preferred Stock.

2. None of the shares of the Series F Convertible Preferred Stock have been issued.

3. Pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation, the Board of Directors of the Corporation, in accordance with CGCL Section 401, duly adopted the following resolution on September 24, 2013, which authorizes a new series of the Corporation’s previously authorized Preferred Stock, par value $0.0001 per share (the “Preferred Stock”):

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Articles of Incorporation of the Corporation, the Board of Directors hereby establishes a Series F Convertible Preferred Stock, with par value $0.0001 per share, and hereby states the number of shares and fixes the powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, of such series of shares as follows:

I. DESIGNATION AND AMOUNT

The designation of the new series, which consists of 10,000 shares of Preferred Stock, is the Series F Convertible Preferred Stock (the “New Preferred Stock”).

II. CERTAIN DEFINITIONS

For purposes of this Certificate of Determination, the following terms shall have the following meanings:

A.	“Change of Control” means the following:

i.	the consolidation, merger or other business combination of the Corporation with or into another entity (other than a consolidation, merger or other business combination in which holders of the Corporation’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, in substantially the same proportion as immediately preceding the transaction, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);

ii.	the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of all or substantially all of the intellectual property or assets of the Corporation and its subsidiaries, taken as a whole, or the sale or disposition (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or

iii.	the consolidation, merger or other business combination of the Corporation with or into another entity that results in the cancellation of shares of New Preferred Stock or that results in the conversion of shares of New Preferred Stock into: (1) shares of any other class or series of capital stock of the Corporation; (2) securities of the Corporation or any other person (or the right to receive any such securities); (3) any property (including, without limitation, cash and the right to receive cash or other property); or (4) any combination of the foregoing.

B.	“Closing Date” means 11:59 p.m. on the date of the closing under the Securities Purchase Agreement dated September 24, 2013 by and among the Corporation and the purchasers named therein, as the same may be amended from time to time (the “Securities Purchase Agreement”).

C.

“Closing Sales Price” means, on any particular date: (i) the last trading price per share of the Common Stock on such date during regular trading hours on the principal Trading Market on which the Common Stock is then listed as reported by Bloomberg Financial L.P (or a comparable reporting service of national reputation selected by the Corporation and reasonably acceptable to the Requisite Holders, if Bloomberg Financial L.P. is not then reporting closing sales prices of the Common Stock) (collectively, “Bloomberg”), or if there is no such price on such date, then the last trading price during regular trading hours on such Trading Market on the date nearest preceding such date as reported by Bloomberg; or (ii) if the Common Stock is not listed then on a Trading Market, the last trading price for a share of Common Stock in the over-the-counter market during regular trading hours, as reported in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices at the close of business on such date; or (iii) if the Common Stock is not then reported by the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the average of the “Pink Sheet” quotes on such date, as determined in good faith by the holder; or (iv) if the Common Stock is not then publicly traded, the fair market value of a share of Common Stock as determined by the Corporation and reasonably acceptable to the Requisite Holders.

D.	“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

E.	“Common Stock Equivalents” means any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time, Common Stock or any security of any subsidiary of the Corporation, including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, Common Stock or any security of any subsidiary of the Corporation.

F.	“Conversion Date” means, for any Optional Conversion (as defined in Article IV.A.), the date specified in the notice of conversion in the form attached hereto (the “Notice of Conversion”), so long as a copy of the Notice of Conversion is delivered via electronic mail resulting in notice to the Corporation before 11:59 p.m., New York City time, on the Conversion Date indicated in the Notice of Conversion; provided, however, that if the Notice of Conversion is not so e-mailed before such time, then the Conversion Date shall be the date the holder e-mails the Notice of Conversion to the Corporation.

G.	“Conversion Price” means the price obtained by dividing $1,000 by 14,285, and shall be subject to adjustment as set forth in Article VIII below.

H.	“Face Amount” means, with respect to the New Preferred Stock, $1,000.00 per share, as adjusted (i) for stock splits, stock dividends, combinations, recapitalizations, reclassifications or the like and (ii) with respect to any given share or shares of New Preferred Stock, to account for any accretion in the Face Amount as a result of accrued but unpaid dividends or any other increase provided for in this Certificate of Determination.

I.	“Original Issue Date” means, with respect to each share of New Preferred Stock, the date of issuance of such share.

J.	Unless otherwise expressly provided in this Certificate of Determination, each reference to a “person” refers to any individual, entity or association, including, without limitation, any corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, and trust, business trust or other organization, whether or not a legal entity, or a government or agency or any political subdivision thereof.

K.	“Requisite Holders” means the holders of at least a majority of the then outstanding shares of New Preferred Stock.

L.	“Trading Day” means, except as set forth below, a day on which the Corporation’s securities are traded on a Trading Market; provided, however, that in the event that the Corporation’s securities are not traded on a Trading Market, then Trading Day shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York are authorized or required by law or other government action to close. Notwithstanding the foregoing, the following shall not be deemed Trading Days:

i.	December 24 to January 2;

ii.	The Fridays immediately before Memorial Day and immediately before Labor Day;

iii.	The weekday immediately before and the weekday immediately after Independence Day, provided that if Independence Day is on a Wednesday, then the two following weekdays

iv.	Columbus Day; or

v.	The Friday immediately after Thanksgiving.

M.	“Trading Market” means the OTC Bulletin Board or the Pink Sheets, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange (“NYSE”) or the NYSE MKT, or any successor markets thereto.

III. DIVIDENDS

Holders of New Preferred Stock shall be entitled to receive, and the Corporation shall pay, dividends on shares of New Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends (other than dividends in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of the New Preferred Stock; and the Corporation shall pay no dividends (other than dividends in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

IV. CONVERSION

A.	Conversion at the Option of the Holder. Subject to the limitations on conversions contained in Paragraph C of this Article IV, each holder of shares of New Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of New Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined in accordance with the following formula:

Face Amount

Conversion Price

B.	Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall deliver via electronic mail a copy of the fully executed Notice of Conversion (in the form attached hereto) to the Corporation (Attention: Secretary). Such notice shall be delivered to conversions@ljpc.com or such other address as the Corporation may, from time to time, provide to the holders upon delivery of a written notice. Upon receipt by the Corporation of a copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile or electronic mail, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion.

i.	Delivery of Common Stock Upon Conversion. The Corporation (itself, or through its transfer agent) shall, no later than the third Trading Day following the Conversion Date (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee a certificate representing that number of shares of Common Stock issuable upon conversion of such shares of New Preferred Stock being converted. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or any other program that provides for the electronic delivery of Common Stock, the Corporation shall cause its transfer agent, by the end of the Delivery Period, to electronically transmit the Common Stock (not in physical stock certificate form) issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system or with any such equivalent program.

ii.	Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the New Preferred Stock.

iii.	No Fractional Shares. If any conversion of New Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be payable in cash based upon the Closing Sales Price on the Trading Day immediately preceding the Conversion Date and the number of shares of Common Stock issuable upon conversion of the New Preferred Stock shall be the next lower whole number of shares.

iv.	Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with subparagraph (i) above. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant within three Trading Days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three Trading Days from the date it receives the disputed calculations. The Board of Directors shall consider the accountant’s calculation in good faith and determine the final valuation. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with subparagraph (i) above.

C.	Restrictions on Conversion or Transfer. Notwithstanding anything in this Certificate of Determination to the contrary and except as set forth in this paragraph, at no time may the Corporation issue or sell shares of Common Stock (including transfers by the Corporation of treasury stock) to a holder of New Preferred Stock, and in no event shall any holder of shares of New Preferred Stock have the right to convert shares of New Preferred Stock into shares of Common Stock, in each such case (x) to the extent that such issuance or sale or right to effect such conversion would result in the holder or any of its affiliates together beneficially owning more than 9.999% of the then issued and outstanding shares of Common Stock or (y) if such holder or any of its affiliates together beneficially own more than 9.999% of the then issued and outstanding Common Stock immediately prior to such purported issuance, sale, transfer or conversion. For purposes of this subparagraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 13D-G thereunder. The restriction contained in this subparagraph may only be waived (or amended to a different percentage of beneficial ownership) in writing by the holder upon providing the Corporation with at least 61 days prior written notice of such waiver or amendment. Except as permitted in the preceding sentence, the restriction contained in this subparagraph may not otherwise be waived or amended. Any purported issuance, sale, transfer or conversion effected in violation of this paragraph shall be null and void. Certificates representing shares of New Preferred Stock shall have imprinted, typed, stamped or otherwise affixed thereon a legend in substantially the following form:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND CONVERSION RESTRICTIONS AND MAY BE TRANSFERRED OR CONVERTED ONLY AS PERMITTED BY THE TERMS OF THE CERTIFICATE OF DETERMINATION SETTING FORTH THE RIGHTS, POWERS AND PREFERENCES OF SUCH PREFERRED STOCK, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE UPON A REQUEST THEREFOR SUBMITTED TO THE SECRETARY.

V. RESERVATION OF SHARES OF COMMON STOCK

If the authorized and unissued number of shares of Common Stock (the “Reserved Amount”) for any three consecutive Trading Days shall be less than a number sufficient to provide for the conversion in full, at the then current Conversion Price thereof, without taking into account the conversion limitations set forth in Article IV.C., of all of the New Preferred Stock then outstanding, (the “Required Reserve Amount”), then the Corporation shall immediately notify the holders of New Preferred Stock of such occurrence and shall take immediate action (including, if necessary, seeking shareholder approval to increase the number of shares of Common Stock that the Corporation is authorized to issue) to increase the Reserved Amount to at least the Required Reserve Amount. Nothing contained in this Article V. shall limit any other rights or remedies of the holders of the New Preferred Stock hereunder or under applicable law.

VI. FAILURE TO SATISFY CONVERSIONS

Without limiting the other rights or remedies of the holders, unless the Corporation has notified the applicable holder in writing prior to the delivery by such holder of a Notice of Conversion that the Corporation is unable to honor conversions, if (i) the Corporation fails to timely deliver during the Delivery Period shares of Common Stock to a holder upon a conversion of shares of New Preferred Stock and (ii) thereafter, such holder purchases (in an open market transaction or otherwise) shares of Common Stock (the “Cover Shares”) to make delivery in satisfaction of a sale by such holder of the shares of Common Stock (the “Sold Shares”) that such holder anticipated receiving upon such conversion (a “Buy-In”), at the election of the holder as a redemption to the fullest extent permitted by law, the Corporation shall pay such holder (in addition to any other remedies available to the holder) the amount equal to such holder’s total purchase price (including brokerage commissions, if any) for the Cover Shares and, upon making such payment, the Corporation’s conversion obligations shall be deemed satisfied and the New Preferred Stock that was tendered pursuant to the Notice of Conversion shall thereupon be cancelled and the holder shall not have any further right or remedy against the Corporation with respect to such shares of New Preferred Stock that were tendered pursuant to the Notice of Conversion. A holder shall provide the Corporation written notification and supporting documentation indicating any amounts payable to such holder pursuant to this Article VI. The Corporation shall make any payments required pursuant to this Article VI in accordance with and subject to the provisions of Article XI. E.

VII. LIQUIDATION PREFERENCE

A.

If (i) the Corporation shall: (1) commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law; (2) consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property; or (3) make an assignment for the benefit of its creditors; (ii) a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the

Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 60 consecutive days; or (iii) the Corporation sells or transfers all or substantially all of its assets in one transaction or in a series of related transactions and, on account of any such event as set forth in clauses (i), (ii) or (iii), the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than to (x) the Corporation’s Series C-1[2] Convertible Preferred Stock (the “Series C Preferred Stock”), which shall be pari passu with the New Preferred Stock, and (y) senior securities pursuant to the rights, preferences and privileges thereof) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of New Preferred Stock shall have received the Liquidation Preference with respect to each share then outstanding. If, upon the occurrence of a Liquidation Event, the assets and funds legally available for distribution among the holders of the New Preferred Stock, the holders of Series C Preferred Stock and holders of any other pari passu securities, if any, shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the New Preferred Stock and the pari passu securities (including the Series C Preferred Stock), shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.

B.	The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation. Neither the consolidation or merger of the Corporation with or into any other entity nor the sale or transfer by the Corporation of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Corporation.

C.	The “Liquidation Preference” with respect to a share of New Preferred Stock means an amount equal to the Face Amount thereof plus all accrued and unpaid dividends on the New Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Liquidation Preference with respect to the Series C Preferred shall be as set forth in the Amended & Restated Articles of Incorporation and, with respect to any other pari passu securities, if any, shall be as set forth in the Certificate of Determination filed in respect thereof.

VIII. ADJUSTMENTS TO THE CONVERSION PRICE

The Conversion Price shall be subject to adjustment from time to time as follows:

A.

Stock Splits, Stock Dividends, Etc. If, at any time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately reduced. If the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately increased. In any such event described in this paragraph, the Corporation shall notify the Corporation’s transfer agent of such change on or before the effective date thereof.

B.	Adjustment Due to Merger, Consolidation, Etc. With respect to each share of New Preferred Stock, if, at any time after the Closing Date, there shall be (i) any recapitalization, reclassification or change of the outstanding shares of Common Stock (but not of such share of New Preferred Stock), other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a transaction causing an adjustment pursuant to Article VIII. A.; (ii) any Change of Control or any merger, conversion, consolidation or other business combination, in each case pursuant to which the Common Stock (but not such share of New Preferred Stock) is converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such stock or securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or any combination of the foregoing; or (iii) any share exchange pursuant to which all of the outstanding shares of Common Stock (but not such share of New Preferred Stock) are converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or into any combination of the foregoing (each of (i) — (iii) above being a “Corporate Change”), then the holder of such share of New Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Corporate Change if such share of New Preferred Stock had been converted into Common Stock immediately prior to such Corporate Change without taking into account the limitations on conversion set forth in Article IV. The Corporation shall not effect any Corporate Change unless the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument the obligations of this Certificate of Determination. The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of New Preferred Stock outstanding as of the date of such transaction, and shall similarly apply to successive recapitalizations, changes, conversions, combinations, reclassifications, consolidations, mergers, sales, transfers or share exchanges.

C.

Adjustment Due to Distribution. If, at any time after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock other than a dividend (for which an adjustment is provided under Section A. or Section D. of this Article VIII.), by way of return of capital or otherwise (including, without limitation, any dividend or distribution to the Corporation’s shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of New Preferred Stock shall be entitled, upon any conversion of shares of New Preferred Stock after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution. If the Distribution involves rights, warrants, or options and the right to exercise or convert such right, warrant or option would expire in accordance with its terms prior to the conversion of the New Preferred Stock, then the terms of such right, warrant or option shall provide that such exercise or convertibility right shall remain in effect until 10 days after the date the holder of New Preferred Stock receives such right, warrant or option pursuant to the conversion thereof.

D.	Purchase Rights. If, at any time after the Closing Date, the Corporation issues any securities (“Purchase Rights”) that are convertible into or exercisable or exchangeable for or impart a right to purchase securities other than Common Stock or Common Stock Equivalents (whether of the Corporation or any subsidiary of the Corporation) pro rata to the record holders of any class of Common Stock, then the holders of New Preferred Stock will be entitled to acquire (at the same time the holders of Common Stock receive such Purchase Rights), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the New Preferred Stock (without giving effect to the limitations contained in Article IV) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

E.	Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article VIII amounting to a more than 5% change in such Conversion Price, the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each holder of New Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of New Preferred Stock, furnish to such holder a like certificate setting forth: (i) such adjustment or readjustment; (ii) the Conversion Price at the time in effect; and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of New Preferred Stock.

IX. VOTING RIGHTS

The holders of the New Preferred Stock have no voting power whatsoever, except as otherwise required by the CGCL in this Article IX and in Article X below.

Notwithstanding the above, the Corporation shall provide each holder of New Preferred Stock with prior notification of any meeting of the shareholders (and copies of proxy materials and other information sent to shareholders). If the Corporation takes a record of its shareholders for the purpose of determining shareholders entitled to (a) receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation or recapitalization) any share of any class or any other securities or property, or to receive any other right, or (b) to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Corporation, or any proposed merger, consolidation, liquidation, dissolution or winding up of the Corporation, the Corporation shall mail a notice to each holder, at least 10 days prior to the record date specified therein (or 20 days prior to the consummation of the transaction or event, whichever is earlier, but in no event earlier than public announcement of such proposed transaction), of the date on which any such record is to be taken for the purpose of such vote, dividend, distribution, right or other event, and a brief statement regarding the amount and character of such vote, dividend, distribution, right or other event to the extent known at such time.

To the extent that under the CGCL the vote of the holders of the New Preferred Stock, voting together as a single class, is required to authorize a given action of the Corporation, the affirmative vote of the Requisite Holders (except as otherwise may be required under the CGCL) shall constitute the approval of such action by such class. To the extent that under the CGCL holders of the New Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of New Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible (subject to the limitations contained in Article IV.C.) using the record date for the taking of such vote of shareholders as the date as of which the Conversion Price is calculated. The Corporation shall not (i) combine the outstanding shares of New Preferred Stock into a smaller number of shares of such series (whether by reclassification, merger, stock split or otherwise) or (ii) subdivide the outstanding shares of New Preferred Stock into a greater number of shares of such series (whether by reclassification, merger, stock split, stock dividend or otherwise) without the approval (by vote or written consent, as provided by the CGCL) of the holders of at least a majority of the voting power of the New Preferred Stock to be combined or subdivided, voting as a separate class.

X. PROTECTION PROVISIONS

So long as any shares of New Preferred Stock are outstanding, the Corporation shall not, and shall not allow any of its subsidiaries to, take any of the following actions (in each case whether by merger, consolidation, conversion or otherwise) without first obtaining the approval (by vote or written consent, as provided by the CGCL) of the Requisite Holders (and any of the following actions taken without such approval of the Requisite Holders shall be null and void ab initio and of no force and effect):

A.	amend, alter, change or repeal the rights, powers, preferences or privileges of the New Preferred Stock;

B.	redeem, purchase or otherwise acquire, or apply to or set aside any monies for the redemption, purchase or other acquisition of, or permit any subsidiary of the Corporation to redeem, purchase or otherwise acquire, or apply to or set aside any monies for the redemption, purchase or other acquisition of any Common Stock or Common Stock Equivalent, other than in connection with the redemption of unvested shares of Common Stock issued pursuant to equity compensation plans or arrangements; or

C.	increase the par value of the Common Stock.

XI. MISCELLANEOUS

A.	Cancellation of New Preferred Stock. If any shares of New Preferred Stock are converted pursuant to Article IV or repurchased by the Corporation, the Corporation shall take all actions necessary to cause the shares so converted or redeemed to be canceled and return to the status of authorized, but unissued preferred stock of no designated series, and such shares shall not be issuable by the Corporation as New Preferred Stock.

B.	Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any stock certificate(s) representing shares of New Preferred Stock (each a “Preferred Stock Certificate”) and (ii) (y) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost or stolen Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert in full all shares of New Preferred Stock represented by such Preferred Stock Certificate(s).

C.	Allocation of Reserved Amount. The Reserved Amount shall be allocated pro rata among the holders of New Preferred Stock based on the number of shares of New Preferred Stock issued to each holder. Each increase to the Reserved Amount shall be allocated pro rata among the holders of New Preferred Stock based on the number of shares of New Preferred Stock held by each holder at the time of the increase Reserved Amount. Any portion of the Reserved Amount which remains allocated to any person or entity which does not hold any New Preferred Stock shall be allocated to the remaining holders of shares of New Preferred Stock, pro rata based on the number of shares of New Preferred Stock then held of record by such holders.

D.

Quarterly Statements of Available Shares. For each calendar quarter beginning in the Closing Date occurs and thereafter so long as any shares of New Preferred Stock are outstanding, the Corporation shall deliver (or cause its transfer agent to deliver) to each holder upon its written request a written report notifying such holder of any occurrence which prohibits the Corporation from issuing Common Stock upon any such conversion. The report shall also specify: (i) the total number of shares of New Preferred Stock outstanding as of the end of such quarter; (ii) the total number of shares of Common Stock issued upon all conversions of New Preferred Stock prior to the end of such quarter; (iii) the total number of shares of Common Stock which are reserved for issuance upon conversion of the New Preferred Stock as of the end of such quarter; and (iv) the total number of shares of Common Stock which may thereafter be issued by the Corporation upon conversion of the New Preferred Stock before the Corporation would exceed the Reserved Amount. In addition, the Corporation shall provide (or cause its transfer agent to provide), as promptly as practicable delivery to the Corporation of a written request by any holder, any of the information enumerated in clauses (i) — (iv) of this Paragraph D as of the date of such request.

E.	Payment of Cash; Defaults. Whenever the Corporation is required to make any cash payment to a holder under this Certificate of Determination, such cash payment shall be made to the holder within ten Trading Days after delivery by such holder of a notice specifying that the holder elects to receive such payment in cash and the method (e.g., by check, wire transfer) in which such payment should be made and any supporting documentation reasonably requested by the Corporation to substantiate the holder’s claim to such cash payment or the amount thereof. If such payment is not delivered within such ten Trading Day period, such holder shall thereafter be entitled to interest on the unpaid amount at a per annum rate equal to the lower of 18% and the highest interest rate permitted by applicable law until such amount is paid in full to the holder.

F.	Status as Shareholder. Upon submission of a Notice of Conversion by a holder of New Preferred Stock, (i) the shares covered thereby shall be deemed converted into shares of Common Stock and (ii) the holder’s rights as a holder of such converted shares of New Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate of Determination. Notwithstanding the foregoing, if a holder has not received all shares of Common Stock prior to the last Trading Day of the Delivery Period with respect to a conversion of New Preferred Stock for any reason, then (unless the holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Corporation within five Trading Days after the expiration of such Delivery Period) the holder shall regain the rights of a holder of New Preferred Stock with respect to such unconverted shares of New Preferred Stock and the Corporation shall, as soon as practicable, return any certificate representing such unconverted shares to the holder. In all cases, the holder shall retain all of its rights and remedies for the Corporation’s failure to convert New Preferred Stock.

G.	Waiver. Notwithstanding any provision in this Certificate of Determination to the contrary, any provision contained herein and any right of the holders of New Preferred Stock granted hereunder may be waived as to all shares of New Preferred Stock (and the holders thereof) upon the written consent of the Requisite Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage shall be required.

H.	Reference to Other Agreements and Documents. When the terms of this Certificate of Determination refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any shareholder who makes a request therefor. Unless otherwise provided in this Certificate of Determination, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended from time to time in accordance with the terms of such agreement or document.

I.	Severability. If any term of the New Preferred Stock is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of the New Preferred Stock as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of the New Preferred Stock will be deemed dependent upon any other such term unless so expressed in this Certificate of Determination.

J.	Force Majeure. Notwithstanding any provision herein to the contrary, the failure of any party to timely satisfy obligations hereunder shall be excused to the extent that (i) such failure follows the occurrence of a Force Majeure Event (defined below), and (ii) such Force Majeure Event has materially adversely affected the ability of such party (or its agents, including banks, transfer agents, and clearinghouses) to perform hereunder. A failure to perform shall be excused only for so long as the Force Majeure Event continues to materially adversely affect such person’s ability to perform. For purposes of this Section, “Force Majeure Event” shall mean the occurrence of any of the following events: (a) trading in securities generally on either the Nasdaq Stock Market or the New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA; (b) a general banking moratorium shall have been declared by any of federal, New York or California authorities; (c) an act of war, terrorism or hostility shall have occurred, or (d) a strike, fire, flood, earthquake, accident or other calamity or Act of God shall have occurred.

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IN WITNESS WHEREOF, the undersigned declares under penalty of perjury under the laws of the State of California that the matters set out in this certificate are true of his own knowledge, and the undersigned has executed this certificate as of the             day of             , 2013.

Name: George Tidmarsh Title: Chief Executive Officer, President and Secretary

NOTICE OF CONVERSION

(To be Executed by the Registered Holder

in order to Convert the Series F Convertible Preferred Stock)

The undersigned hereby irrevocably elects to convert [insert number of shares to nearest 1/1000th] shares of Series F Convertible Preferred Stock (the “Conversion”), represented by stock certificate No(s).         (the “Preferred Stock Certificates”), into shares of common stock (“Common Stock”) of La Jolla Pharmaceutical Company (the “Corporation”) according to the conditions of the Certificate of Determination of Series F Convertible Preferred Stock, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. Each Series F Convertible Preferred Stock is attached hereto (or evidence of loss, theft or destruction thereof).

The Corporation shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee (which is ) with DTC through its Deposit Withdrawal Agent Commission System (“DTC Transfer”).

The undersigned acknowledges that these securities are “restricted securities” under the Securities Act of 1933, as amended (the “Act”) and accordingly agrees that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series F Preferred Stock have been or will be made only pursuant to an effective registration of the transfer of the Common Stock under the Act, or pursuant to an exemption from registration under the Act.

Date of Conversion:

Applicable Conversion Price:

Shares of Common Stock beneficially owned (determined in accordance with Section 13(d)

of the Exchange Act):

Signature:

Name:

Address: